SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31189; File No. 812-14196]

Altegris Advisors L.L.C. and Northern Lights Fund Trust; Notice of Application

July 28, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements. The order would supersede a prior order.[1]

Applicants: Altegris Advisors L.L.C. (the "Adviser") and Northern Lights Fund Trust (the

"Trust").

Filing Dates: The application was filed on August 5, 2013 and amended on March 17, 2014,

April 17, 2014, and July 11, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on August 21, 2014, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

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[1]   Altegris Advisors, L.L.C. et al., Investment Company Act Rel. Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order).

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Adviser, 1200 Prospect Street, Suite 400, La Jolla CA 92037; Trust: 17065 Wright Street, Suite 2, Omaha NE 68130

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817 or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company and is comprised of multiple series, each with its own investment, objectives and policies.[2] The Adviser is a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act")

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[2]   Altegris Managed Futures Strategy Fund (the "MF Fund"), Altegris Macro Strategy Fund (the "MS Fund"), Altegris Futures Evolution Fund (the "FE Fund"), Altegris Equity Long Short Fund (the "ELS Fund"), Altegris Fixed Income Long Short Fund (the "FILS Fund"), Altegris Multi-Strategy Alternative Fund (the "MSA Fund"), and the Altegris/AACA Real Estate Long Short Fund (the "RELS" Fund") are the only Funds (defined below) that currently intend to rely on the requested order. Applicants request relief with respect to existing and future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application (together with the MF Fund, the MS Fund, FE Fund, ELS Fund, the FILS Fund, the MSA Fund, and the RELS Fund, the "Funds" and each, individually, a "Fund."). If the name of any Fund contains the name of a Sub-Adviser, the name of the Adviser will precede the name of the Sub-Adviser.

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and serves as the investment adviser to the Funds pursuant to investment advisory agreements ("Advisory Agreements") with the Trust. The Advisory Agreements were approved by the Trust's board of trustees (together with the board of directors or trustees of any other Fund, the "Board")[3], including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders of the relevant Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the Act with respect to any Advisory Agreement.

2. Under the terms of the Advisory Agreements, each Adviser, subject to the oversight of the applicable Board, is responsible for the overall management of the Funds' business affairs and selecting the Funds' investments according to the Funds' investment objectives, policies, and restrictions. For the investment advisory services that they provide to the Funds, the Advisers receive a fee from the Funds as specified in the Advisory Agreements. The Advisory Agreements also authorize the Advisers to retain one or more unaffiliated investment subadvisers (each, a "Sub-Adviser"), to be compensated by the Advisers for the purpose of managing the investment of the assets of the Funds. The Advisers have entered into subadvisory agreements ("Sub-Advisory Agreements") with various Sub-Advisers to provide investment advisory services to certain Funds.[4] Each Sub-Adviser is, and each future Sub-Adviser will be, an "investment adviser," as defined in section 2(a)(20)(B) of the Act, and registered as an investment adviser under the Advisers Act, or not subject to such registration. The Advisers will evaluate, allocate assets to, and oversee the Sub-Advisers, and make recommendations about

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[3]   The term "Board" also includes the board of trustees of a future Fund.

[4]   All Sub-Advisory Agreements comply with sections 15(a) and (c) of the Act.

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their hiring, termination, and replacement to the applicable Board, at all times subject to the authority of that Board. The Adviser compensates each Sub-Adviser out of the fee paid by a Fund to the Adviser under the Advisory Agreement.

3.　　Applicants request an order to permit the Advisers, subject to Board approval, to engage Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an "affiliated person," as defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than by reason of serving as Sub-Adviser to a Fund ("Affiliated Sub-Adviser").

4.　　Applicants also request an order exempting each Fund from certain disclosure provisions described below that may require the Funds to disclose fees paid by the Advisers to each Sub-Adviser. Applicants seek an order to permit each Fund to disclose (as both a dollar amount and as a percentage of a Fund's net assets) only: (a) the aggregate fees paid to its Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

5.　　The Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;[5] and

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[5]　　A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address;

(b) the Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's

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(d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Funds. A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

fees," a description of the "terms of the contract to be acted upon," and, if a change in the

advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provision of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect each Fund's Adviser, subject to the

review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the

Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the

role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio

managers employed by traditional investment company advisory firms. Applicants state that

requiring shareholder approval of each Sub-Advisory Agreement would impose unnecessary

delays and expenses on the Funds, and may preclude a Fund from acting promptly when the

applicable Board and Adviser believe that a change would benefit the Fund and its shareholders.

Applicants note that the Advisory Agreements and any Sub-Advisory Agreement with an

Affiliated Sub-Adviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Advisers' ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Advisers may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will encourage Sub-Advisers to negotiate lower subadvisory fees with the Advisers if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Fund's shares are offered to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust's board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

10.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets, and, subject to review and approval by the Board, will: (a) set the Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a part of the Fund's assets; (c) when appropriate, allocate and reallocate the Fund's assets among Sub-Advisers; (d) monitor and evaluate the investment performance of Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Fund's investment objectives, policies, and restrictions.

11.   No Trustee or officer of the Trust or of a Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

14.   Any new Sub-Advisory Agreement or any amendments to a Fund's existing Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund's shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary